Exhibit D-2

                        Re Atlantic City Electric Company
                              Docket No. EM99110870
                      New Jersey Board of Public Utilities
                                  July 21, 2000

Before Tate, president and Armenti and Butler, commissioners.

BY THE BOARD:

                            ENERGY DECISION AND ORDER

                             (SERVICE LIST ATTACHED)

This matter concerns a petition filed by Atlantic City Electric Company ('Petitioner', 'Atlantic', 'ACE' or 'Company') dated November 23, 1999, requesting that the Board of Public Utilities ('Board') approve the sale of its minority interest in the Salem Nuclear Generating Station, Units 1 and 2 ('Salem'), Peach Bottom Atomic Power Station, Units 2 and 3 ('Peach Bottom '), and the Hope Creek Nuclear Generating Station ('Hope Creek') (collectively referred to as the 'Nuclear Assets'), [FN1] as well as the recovery of resultant stranded costs and for other related findings.

Procedural History

In May 1999, Conectiv [FN2] announced that it intended to sell certain nuclear and fossil generation assets owned by its wholly-owned utility subsidiaries, Atlantic City Electric Company and Delmarva Power & Light Company ('Delmarva '). Conectiv indicated that its decision to divest ACE's and Delmarva's generating assets was motivated, among other things, by the development of an active market for generating units, its strategic business plans, and the passage of the Electric Discount and Energy Competition Act ('Act'), N.J.S.A. 48:3-49 et seq.

On August 11, 1999, consistent with the requirements of subsection 11(b) of the Act, the Company filed a petition with the Board seeking approval of Auction Standards for the sale of certain of its non-nuclear and nuclear generating units.

Memorializing determinations made at its September 19, 1999 Agenda meeting, the Board issued a written Order dated January 4, 2000, adopting Auction Standards ('Auction Standards'), [FN3] to be applicable when the Company sought Board approval of the sale of its nuclear and fossil generation assets. These Auction Standards recognize and take into account the fact that the Company owns only minority, non-operating interests in its Nuclear Assets, which interests are subject to pre-existing contractual rights of first refusal held by the co-owners of those units. The Auction Standards also establish principles for maximizing the sales price while considering the unique characteristics of the Company's generating assets, continuing environmental stewardship, mitigating the impact on the incumbent workforce, and maintaining the reliability of the electric system. The Auction Standards require ACE to submit the proposed sale of the generating assets to the Board for review and approval, at which time the divesting utility must demonstrate compliance with the Auction Standards, as well as other applicable laws, regulations and policies.

On May 13, 1999, Conectiv initiated its auction process for the sale of its minority interest in the Nuclear Assets with the mailing of approximately 1200 early interest letters to industry contacts around the world. The next step in the auction process, based on a response of 10 entities to the early interest letters, was the execution of confidentiality agreements, as well as a request for qualifications from those parties who expressed an interest in the purchase of the Company's interest in the Nuclear Assets. In the next phase of the auction process, from about July 1999 to August 1999, the Company issued detailed offering memoranda and a CD-ROM [FN4] to nine entities that executed confidentiality agreements. Prior to the submission of the first round of indicative bids, which were due August 30, 1999, the Company, on August 28, 1999, received an offer from PSEG Power LLC ('PSEG Power' or 'Genco') [FN5] and PECO Energy Company ('PECO') [FN6] (collectively referred to as the 'Co-owners' or 'Purchasers') to purchase its interest in its Nuclear Assets. A condition of the proposal from the Co-owners was that the Company suspend the auction process until it evaluated the bid from the Co-owners. The Company elected to delay the auction process, postponing the date indicative bids were due until the Company could evaluate the bid from the Co-owners. [FN7] After evaluating the bid from the Co-owners, the Company determined not to proceed with the bid process.

On September 27, 1999, the Company entered into Purchase and Sale Agreements [FN8] ('PSAs') with the Co-owners providing for the sale of the Company's interest in its Nuclear Assets and other related assets for approximately $11.3 million, [FN9] subject to certain adjustments. [FN10]

On December 22, 1999, the Board adopted a procedural schedule [FN11] to allow parties the opportunity to review and provide input to the Board regarding the proposed sale of Company's Nuclear Assets to PSEG Power and PECO. The procedural schedule included an opportunity for parties to propound discovery, participate in a public/legislative-type hearing, and submit post-hearing comments and reply comments to the Board.

On February 17, 2000, a public/legislative type hearing was held at the Board, before Commissioner Frederick F. Butler, regarding the pending sale of the Company's Nuclear Assets to PSEG Power and PECO. At the hearing, the Company presented testimony by Tom Shaw, Executive Vice President of the Company and its parent company Conectiv; Donna Powell of the Conectiv Financial Services department; Charles Mannix, Manager of Taxes for Conectiv; and James Coyne, Managing Director, Navigant Consulting. The Company's witnesses were questioned by Commissioner Butler, Board Staff, and the Division of the Ratepayer Advocate ('RPA') on a number of issues regarding the proposed sale to PSEG Power and PECO, including workforce impacts, the sale process, and reliability issues. At the hearing the RPA presented its positions on the Company's proposal and expressed certain concerns to the Board.

On March 3, 2000, the Board received written comments from the Company and the RPA, with both parties filing reply comments with the Board on March 17, 2000.

On March 14, 2000, the Company filed a petition with the Board requesting approval of a bidding process for energy and capacity for the purposes of satisfying a portion of its Basic Generation Service requirements. [FN12] Part of the petition included the request for approval of a 350 MW bid, to replace the energy and capacity associated with the Company's interest in the Nuclear Assets. The Board, on May 15, 2000, issued an Order in this matter, wherein it recognized that 350 MWs of energy and capacity will be needed by the Company if the sale of the Company's Nuclear Assets is approved by the Board.

On May 4, 2000, the Company amended its filing in this matter by including a Financial Setback Lookback Option ('FSLO') between itself and PSEG Energy Resources and Trade, LLC, for energy and capacity for the months of June, July and August of 2000.

On May 10, 2000, in response to the Company's amendment to the filing, the RPA submitted a letter memorandum setting forth additional comments for the Board's consideration. Terms of the Proposed Nuclear Generating Assets Sale

On September 27, 1999, the Company entered into Purchase and Sale Agreements ('PSAs') with PSEG Power and PECO providing for the sale of the Company's interest in its Nuclear Assets and other related assets for approximately $11.3 million, subject to certain adjustments. Delmarva also entered into PSAs with the Co-owners for the sale of its interests in Salem and Peach Bottom for a total of $9.2 million, subject to certain adjustments. Specifically, PSEG Power will acquire the combined Company/Delmarva 15.02% interest in Salem, as well as the Company's 5% interest in Hope Creek, and PSEG Power and PECO have agreed to each purchase one-half of the Company's and Delmarva's combined 14.82% interests in Peach Bottom.

The Company will convey to the Co-owners all of its right title and interest in and to all of the Nuclear Assets, including, among other things, the real property upon which the generation assets are sited, all inventories, machinery, equipment, contracts, vehicles, fixtures and furniture, transferable permits, all books, records and operating manuals, agreements relating to the ownership, operation or maintenance of such assets and transferable warranties and guarantees.

Pursuant to the PSAs, the Co-owners will assume the nuclear decommissioning liability associated with the Nuclear Assets. Additionally, the PSAs do not require the Company to make an additional payment to the decommissioning trust fund, as would likely be the case in a sale to a non-Co-owner. Further, the PSAs do not require the Company to agree to any continuing 'parting contracts' for energy supplies after the transaction closes.

Pursuant to the PSAs and the Auction Standards, the Co-owners have agreed to assume all on-site environmental liabilities associated with the Nuclear Assets. The Co-owners have also agreed to assume all post-closing offsite liabilities.

The Company indicates that as a result of the sale there will be no impact on the employees working at the nuclear facilities. The Company owns only minority, non-operating interests in the Nuclear Assets, and does not employ any workers at the units. The Company testified that no Company employees will be affected by the proposed sale. (Tr. 2/17/00 at 20).

In addition, on May 4, 2000, the Company amended its filing in this matter as part of the PSA to include a FSLO between itself and PSEG Power for energy and capacity for the months of June, July and August of 2000. The agreement includes a financially settled call option for energy, based on the difference between the average Locational Marginal Price ('LMP') at the Salem Bus price as defined by the PJM LLC and the Strike Price. The Strike Price is $40.00 per MwHr. for June, $60.00 per MwHr. for July, and $55.00 per MwHr. for August, all in the year 2000. The FSLO also includes the sale of installed capacity (unforced capacity credits for application only in the PJM Interconnection) from PSEG Energy Resources and Trade, LLC to the Company in the months of June, July and August of 2000 at a price of $60.00 per Mw-day.

Positions of the Parties

Atlantic City Electric Company

The Company asserts that it conducted the sale of its nuclear generation assets in accordance with the Board's directives and in compliance with the Board's Auction Standards. The Company explains that because the Nuclear Assets were subject to prior contractual rights of first refusal by the Co-owners, the Company determined that it was in the best interest of its customers and shareholders to accept an offer made by the Co-owners and not complete the auction process. Nonetheless, the Company explains that it took the following steps to satisfy the Board's Auction Standards: its sale process was designed to foster competition among purchasers, ensure a maximum sales price and recognize the existing rights of the Co-owners; the Company considered tax consequences and the funding of the nuclear decommissioning trust fund; a market power study was filed with the Board; the Company has ensured system reliability and the provision of safe, adequate and reliable service post- divestiture by selling to the Co-owner.q, existing PJM members; all on-site environmental liabilities will be assumed by the Co-owners, whose environmental track records are well-known to the Board; and the sale will have no impact on the incumbent generation workforce.

The Company asserts that it elected to accept the offer made by the Co- owners because the Company had concluded that the market for minority, non- operating interests in nuclear units was not robust. Moreover, the Company had been advised by its consultant, Navigant Consulting, Inc., that the offer by the Co-owners represented the fair market value of the assets.

The Rate Payer Advocate

The RPA, in its initial comments stressed the need for, and urged the Board to hold an evidentiary hearing, in order to establish a comprehensive record upon which to base its ruling in this matter, since the result of the sale will ultimately impact the rates paid by the Company's ratepayers.

The RPA also argued that the Company has not maximized the sale price for the sale of its Nuclear Assets since the Company failed to complete the auction process by accepting the Co-owners' offer, and agreed to sell the Nuclear Assets for a price below the estimate provided by the Company in the Board's earlier stranded costs and rate unbundling proceedings. The RPA argues that the Company's sale is not consistent with the Auction Standards. The RPA further argues that the Company has an obligation to maximize the market value of its generating assets, and its New Jersey ratepayers should be no worse off as a result of the divestiture then they would have been if the assets were not sold.

Further, the RPA contends that the sale either should be rejected as not in the public interest, or the Board should disallow all stranded costs above the administrative estimate of stranded costs proffered by the Company in the stranded costs proceedings. Moreover, the RPA urged the Board to reduce the Company's Societal Benefits Charge ('SBC') to eliminate nuclear decommissioning funding currently recovered in rates. The RPA also asserted that the Company has not provided sufficient record information upon which the Board may make the requested findings as to whether the Company's and Delmarva's ownership interest in Peach Bottom, Salem and Hope Creek qualify as Exempt Wholesale Generators ('EWG') pursuant to the Public Utility Holding Company Act ('PUHCA '). The RPA also asserts that the Board, in conjunction with the appropriate federal authorities, should monitor the market power of the purchasers on a prospective basis. Lastly, the RPA posited that the Company may 'double recover' its loss on reacquired debt.

The RPA, in response to the May 4, 2000 amendment containing a financial agreement for energy and capacity in the months of June, July, and August of 2000, points out that this hedging and supply arrangement appears to reduce the total costs of replacement power tied to the sale of the Company's interest in its Nuclear Assets. However, the RPA argues that the Company has not conclusively demonstrated that its hedging proposal would result in optimum Basic Generation Service ('BGS') prices for its New Jersey customers.

Discussion and Findings

The Board has carefully reviewed the record developed in this matter. At the outset, we note that this Order is limited to certain aspects of the Company's filing relating to the sale of its interest in its Nuclear Assets, specifically, whether the proposed sale of the Company's nuclear generation assets is consistent with the Board's Auction Standards; whether the Company has met the requirements set forth in section 11 of the Act, N.J.S.A. 48:3-49 et seq.; whether to approve the proposed transfer of the Company's nuclear decommissioning trust fund balances to PSEG Power and PECO; whether the proposed financial hedging and supply agreement is reasonable; and whether the ownership interest of the Company's and Delmarva's Nuclear Assets qualify as EWGs under section 31 of PUHCA. In addition, this Order addresses issues raised in the public/legislative type hearing and the written comments including, among other things, whether the process for the selection of PSEG Power and PECO as the winning bidders was reasonable, whether the sale reflects the full market value of the assets, and whether the Company's proposed treatment of the federal income tax benefits associated with the divested assets is appropriate.

At the outset, we reject the contention of the RPA that an evidentiary hearing should have been held in this matter to develop a full record. Based on our review of the requirements of the Act, the procedures which have been followed and the record which has been developed in this matter, we are satisfied that a thorough record has been developed and that all parties, including the RPA, have had a full and fair opportunity through discovery, public/legislative hearings, including the opportunity to present testimony, comments and reply comments to the Board, to review and explore the underlying facts regarding the Company's proposal, and to present their factual, policy and legal concerns to the Board regarding the proposed sale, and other related issues of concern. See, I/M/O Public Service Electric and Gas Company's Rate Unbundling, Stranded Costs, and Restructuring Filing, 330 N.J. Super. 65, 117-120 (App. Div. 2000), petition for certification pending.

Standards for Review for Approval of Sale

As a preliminary matter, we have also considered what review criteria should be used in assessing the appropriateness and reasonableness of the sale of the Company's interest in its nuclear generating facilities. We FIND that subsection 11(b) of the Act, N.J.S.A. 48:3-59(b), requires that prior to the commencement by an electric public utility of the solicitation of bids for the sale of generating assets subject to recovery pursuant to sections 13 and 14 of the Act, the Board shall establish standards for the conduct of such a sale by the utility. The Act indicates that such standards shall include provisions for the Board to monitor the progress of the bid process to ensure that the process is conducted by parties acting in their best interest and in a manner designed to ensure a fair market value determination and does not unreasonably preclude participation by prospective purchasers. Section 11(b) further requires that the standards adopted by the Board shall include provisions that the purchasing entity shall: (1) recognize the existing employees bargaining unit, and shall continue to honor and abide by an existing collective bargaining agreement for the duration of the agreement. The new entity shall be required to bargain in good faith with the existing collective bargaining unit when the existing collective bargaining agreement has expired; (2) hire its initial employee complement from qualified employees of the electric public utility employed at the generating facility at the time of the functional separation or divestiture; and (3) continue such terms and conditions of employment of employees as are in existence at the generating facility at the time of the functional separation or divestiture.

The provisions of subsection 11(c) of the Act, N.J.S.A. 48:3-59(c), require that prior to completing the sale of generating assets subject to recovery pursuant to sections 13 and 14 of the Act, an electric public utility shall file for and obtain approval by the Board for the sale. The Board shall approve such filing subject to the provisions of subsection 11(d)if it finds (1) the sale reflects the full market value of the assets; (2) the sale is otherwise in the best interest of the electric public utility's ratepayers; (3) the sale will not jeopardize the electric power system; (4) the sale will not result in undue market control by the prospective buyer; (5) the impacts of the sale on the utility's workers have been reasonably mitigated; (6) the sale is consistent with standards established by the Board in subsection 11(b) of the Act; (7) the sale includes provisions that the purchasing entity shall recognize the existing employee bargaining unit and shall honor and abide by any existing collective bargaining agreement for the duration of the agreement; (8) the sale of the generation assets includes a provision that the purchasing entity shall hire its initial employee complement from among the employees who are employed at the generation facility at the time of the sale; and (9) the sale of the generation assets includes a provision that the purchasing entity shall continue such terms and conditions of employment of employees as are in existence at the generating facility at the time of the sale.

Findings

Our review of the record for compliance with the Auction Standards indicates the following:

1. The auction process must be designed to foster competition among bidders, ensure maximum sales price, thereby minimizing stranded costs, and encourage bidder flexibility. The process must be designed in a way to maintain necessary confidentiality in order to restrict the possibility of gaming and to maintain an optimal situation for the development of a comprehensive energy supply market for competition. The process must also consider the costs incurred. The auction should be structured to maximize the sale price while reasonably managing costs, administrative and otherwise.

The Company utilized a multi-step process to identify and reach potential bidders for sale of its interest in Nuclear Assets The purpose of the multi-step process was to market the assets widely in order to maximize the purchase price Additionally, by contacting a large number of prospective bidders, the Company attempted to facilitate the development of a competitive energy supply market by inviting bids from a diverse group of potential bidders In May 1999, early interest letters were sent to approximately 1,200 companies indicating the Company's intention to sell its interest in its nuclear and fossil generation assets. However, the Company was well aware, based on other nuclear sales, that, in reality, there would only be a limited number of entities actually interested purchasing a nuclear generating station, and an even smaller group of parties that would be interested in acquiring a minority ownership interest in a nuclear generating station, where the other Co-owners had a joint ownership agreement in place that gave them a contractual opportunity to match the winning bidders' offer. In response to the early interest letters, ten interested parties provided formal expressions of interest in acquiring the Company's minority interest in the Nuclear Assets. The Company, in an effort to maintain necessary confidentiality, then required that the ten prospective bidders execute a confidentiality agreement. Nine parties were willing to do so, and were determined to be qualified bidders by the Company. Detailed offering memoranda were sent to these nine companies on July 12, 1999.

2. The bidder qualifications should be reasonable and not unduly restrictive. Qualifications may include such criteria as financial capability, regulatory or other legal requirements, experience in ownership, operation and decommissioning of nuclear generating facilities, labor and industrial relations experience, and relevant safety, environmental and community involvement track records. Prospective bidders must be required to indicate the intended use of the nuclear generating facilities.

From May through July, 1999, Confidentiality Agreements and Requests for Qualifications ('RFQ') were issued to all prospective bidders who expressed interest in the Nuclear Assets. The RFQ solicited financial, operating and technical information to demonstrate that prospective buyers were both financially capable of entering into a transaction with the Company and likely to satisfy regulatory requirements. Interested parties who executed the Confidentiality Agreement and satisfied the RFQ were eligible to participate further in the auction process.

3. Any 'short list' or final bidding group must strive to include enough participants to promote competition, to the extent practicable, recognizing that there may be a limited market for nuclear power plants approaching decommissioning. The Board recognizes that some of ACE's generating facilities are jointly owned. The Board further recognizes that any transaction involving those jointly owned facilities must be both consistent with the joint ownership agreements and with the existing contractual rights of the joint owners, and must also consider tax consequences, nuclear decommissioning trust funding, and other issues.

Prior to the submission of the first round of indicative bids, the Company received an offer from the Co-owners to purchase the Nuclear Assets. A condition of the offer was that the Company suspend the auction process. With the assistance of its outside consultants, Navigant Consulting, the Company evaluated the offer in the context of the Co-owners' rights of first refusal. The Company also considered the tax consequences, as well as the decommissioning trust funding implications, of a sale to the Co-owners. The Company was advised by its consultants that the Co-owners' offer represented the fair market value of the Nuclear Assets. As a result, the Company decided to accept the Co-owners' offer. The Company testified that in reaching this conclusion, the Company considered the limited interest that had been expressed in submitting indicative bids, as well as what it expected would be forthcoming from the bid process. Before the indicative bids were due, the Company polled all nine of the qualified bidders, and at that time it became clear that there was very limited interest among the bidders in purchasing the Company's interest in the Nuclear Assets because of their concerns regarding the co- ownership issues and the lack of operating control associated with the assets for sale. Prior to the receipt of the Co-owners' offer, the Company made substantial efforts, as noted above under the first Auction Standard, to promote competition and create interest in the sale of the Nuclear Assets.

4. ACE must ensure that access to all relevant information is provided to all prospective bidders (this may include but will not necessarily be limited to plant and site data; transmission and fuel supply infrastructure; interim buyback requirements, if any; State and federal regulatory requirements; relevant market information, environmental, decommissioning, and other liabilities; labor responsibilities) industry and market analysis). Bidders should be provided with appropriate access to relevant documentation and key personnel to perform necessary due diligence investigations. The bidders should also be informed about regulatory and commercial terms of sale in order to make informed decisions and correctly analyze the value of the assets being offered.

An Offering Memorandum and virtual data room on CD ROM were issued to Qualified Bidders. The Offering Memorandum provided information regarding assets, the PJM marketplace, and the terms of sale anticipated by the Company. The virtual data room provided detailed technical and operating information about the assets. Qualified Bidders were also given the opportunity to pose questions relevant to their evaluation of the assets.

5. ACE, upon completion of the auction, and as part of its request for approval, will be required to submit a market power analysis for regulatory review. ACF must demonstrate that the sale of the nuclear facilities will not create or enhance market power in the relevant market, and should take into account the effect of any identified load pockets. The Board will give particular attention to any buyer which currently owns or controls electric generation assets in the State of New Jersey.

The Company ownership interests are relatively small, non-operating interests, and, therefore, the market power of the Co-owners will not be altered significantly by the transaction. In addition, the Board has reviewed a market power analysis prepared by Bruce Sloan of PB Hagler Bailly, Inc. submitted by the Company in response to the RPA discovery request RAR-15. Mr. Sloan concludes that the sale of the Company's Nuclear Assets to the Co-owners will not adversely impact competition in the relevant geographic markets.

6. ACE must demonstrate that it has adequately provided for system reliability and the provision of safe, adequate, and reliable service post- divestiture. ACE must demonstrate that there will be an entity or structure in place for it to meet the reasonably anticipated load requirements (including basic generating service) through retail phase-in, and provide local area support, if necessary. The buyer should commit to adhere to the requirements of the local control area independent system operator entity and all applicable operational and reliability standards.

Pursuant to the Stipulation of settlement regarding the Company's Unbundling, Stranded Costs, and Restructuring filings, the elements of which were approved with modifications in a Summary Order dated July 15, 1999 ('Summary Order '), [FN13] the Company agreed to conduct a competitive procurement process to meet the Company's BGS obligation. This strategy was reviewed and approved by the Board in its July 15, 1999 Summary Order. The Company filed a petition [FN14] with the Board on March 14, 2000, several months later than contemplated in the Summary Order, requesting approval of a bidding process for energy and capacity for the purposes of satisfying a portion of its Basic Generation Service Requirements. The petition included a request for approval of a 350 MW bid, to replace energy and capacity associated with the Company's interest in the Nuclear Assets. In addition, the Company has entered into a financial hedging and supply arrangement for BGS supply with PSEG Energy Resources and Trade, LLC, for the months of June, July and August 2000. Additionally, the Co- owners must comply with PJM requirements, including operational and reliability standards.

7. Absent a showing by ACE that retention of such liabilities provides a substantial risk-adjusted benefit to ratepayers, all on-site environmental and decommissioning liabilities associated with the nuclear generating facilities shall be assumed by the purchaser unless otherwise required by applicable local, State, and federal laws. The buyer shall comply with all safety and environmental standards as embodied in existing State and federal statutes and regulations and associated permits, and as subsequently modified through legislative or regulatory actions.

Under the PSAs entered into between the Company the Co-owners, the Co- owners have agreed to assume all on-site environmental liabilities to the extent permitted by applicable laws. The Co-owners have also agreed to assume, from the date of closing, all decommissioning liabilities associated with the Nuclear Assets. This also includes the transfer of each of the Company's decommissioning trust fund balances for the Company's Nuclear Assets, where, from the date of closing, the Co-owners will assume all future responsibility for decommissioning costs associated with the Nuclear Assets. As such, from the date of closing, the Company's ratepayers will no longer fund through rates the costs associated with nuclear decommissioning the Company's interest in the Nuclear Assets.

8. All bidders on the short list, or in the final bidding group, shall be required to submit to ACE, on a confidential basis, a disclosure of all formal notices of violation of local, State, and federal environmental permit applicable to the ownership or operation of electric generating facilities for the past five year period. The safety and environmental performance record for the proposed buyer shall be submitted and made public as part of the petition by ACE for approval of the sale.

The Company has submitted information regarding the safety and environmental performance record of both PSEG Power and PECO, the Co-owners and operators of the Nuclear Assets.

9. The divestiture petition must include a reasonable transition plan, plus a system of reporting such plan, for the incumbent generation workforce, including, but not limited to, assurances that existing pension and other post-retirement benefits and entitlements accrued through the date of sale are protected, and requirements that the buyer assume any existing collective bargaining agreements covering union employees associated with the nuclear generating facilities. In addition, ACE is expected to assist employees (both union and non-union) in obtaining positions with the buyer.

The Company is a minority, non-operating owner of each of the Nuclear Assets. As a minority owner of the Nuclear Assets, pursuant to the terms of the co- owner's agreement, it contributes to employee salaries and benefits. None of the employees at the facilities either union or non-union, are employed by Conectiv. Instead, all of the workers at each of the nuclear facilities where the Company is a minority owner are employed by the respective operators of the nuclear facilities, and all responsibility for employee issues rests with the facility operators. Therefore, since Conectiv does not employ any of the workers at the Hope Creek, Salem and Peach Bottom nuclear facilities, and since the operators of these facilities will remain unchanged as a result of the proposed sale, the sale itself will not alter the status of any employees, making a employee transition plan unnecessary.

10. Upon completion of the auction process, and with its petition for approval of the sale, ACE shall be required to submit a complete and accurate summary of the auction proceedings and outcome. ACE must be prepared to provide to the Board in writing the rationale behind the exclusion of any bidder at each stage of the action process.

The Company was presented a summary of the auction and sale proceedings in its testimony at the public/legislative hearing on February 17, 2000. Taken together with the Company's responses to data requests propounded by the Staff of the Board and the RPA, the Company's submission appears to constitute a complete and accurate summary of the auction and sale proceeding.

The Board notes that the RPA, in its comments concerning the Company's compliance with the auction standards, argues that the Company did not satisfy the Board's auction standards, noting that the Company did not complete the competitive bid process and instead aborted the auction process in order to enter into sales negotiations with the Co-owners of the facilities. The RPA asserts that since the auction process was not completed, the sales price offered by the Co-owners does not represent the full market value of the assets and therefore does not satisfy the Auction Standards or the Act. However, the Company argues that it has complied with the Auction Standards set by the Board for this divestiture sale. The Company points out that the competitive bid process was halted, based the limited interest that had been expressed during the indicative bid stage, which, it asserts, was influenced by bidders' concerns regarding the co-ownership issues and the lack of operating control associated with the Nuclear Assets. As a result, the Company determined to accept the Co-owners' offer, which it determined to be reasonable. The Company argues that this is consistent with the Auction Standards which recognizes that some of ACE's generating facilities are jointly owned and that any transaction involving those jointly owned facilities must be both consistent with the joint ownership agreements and with the existing contractual rights of the joint owners.

The Board agrees with the RPA that the Company's decision to enter into a PSA for the sale of its interest in its Nuclear Assets to the Co-owners rather than proceeding to the conclusion of the auction process, is somewhat different than the auction process envisioned by the Board's in its Order adopting the Auction Standards. However, the Board also recognizes the unique nature of ACE's interest in its nuclear generating assets, given that the facilities are jointly owned and the Company is a minority, non-operator owner in each facility and that the Co-owners have a right of first refusal to match the proposed sale price of any sale of ACE's interest in these facilities. Further, the Board recognizes the Auction Standards approved by the Board for this sale, specifically the third Auction Standard, take into account the unique nature of the Company's nuclear generating assets which are being sold as part of this sale, and that any transaction involving those jointly owned facilities must be both consistent with the joint ownership agreements and with the existing contractual rights of the joint owners, in addition to taking into account the tax consequences, nuclear decommissioning trust funding, and other issues.

A review of the record in this matter indicates that the Company's minority interest in the Nuclear Assets is subject to certain conditions contained in the Co-owners' Agreements, previously entered into by the Company regarding each of its Nuclear Assets. Pursuant to these agreements, the Company has the right to transfer its interests in the co-owned Nuclear Assets to non- Co-owners, subject to a first right-of refusal by each of the Co-owners. More specifically, any Co-owner may transfer all or part of its interest in one or more of the units to a third party, provided that the same offer of transfer shall first have been made in writing to the other Co-owners and such offer shall have been rejected by them. (Petition at 20).

A further review of the record indicates that prior to the submission of the first round of indicative bids, the Company received an offer from the Co-owners to purchase the Nuclear Assets. A condition of the offer from the Co-owners was that the Company postpone the auction process. With the assistance of its outside consultants, Navigant Consulting, the Company evaluated the offer in the context of the Co-owners' rights of first refusal. An analysis conducted by Navigant Consulting, concluded that the Company was receiving a fair market value for its interest in the Nuclear Assets based the terms and proceeds for the proposed transaction in comparison to other nuclear transactions, as well as the specific characteristics of these assets and the contractual relationship which bind the joint owners together. The Company also considered the tax consequences of the sale, as well as the decommissioning trust funding implications as part of its evaluation of a sale to the Co- owners. (Discovery response to RAR-11d). Because the Co-owners will assume future decommissioning liabilities associated with the assets, and receive the nuclear decommissioning trust assets, the offer by the Co-owners will enable the Company and its ratepayers to avoid additional funding of the nuclear decommissioning trust from the date of the closing, which would otherwise likely have been required in a sale to a non-Co-owner. In addition, the Company expects that there will be no tax risk associated with the transfer of the existing nuclear decommissioning trusts. (Petition at 6).

Based on the advice of its outside consultant, the Company concluded that the Co-owners' offer represented the fair market value of the Nuclear Assets. As a result, the Company decided to accept the Co-owners' offer. The record indicates that in reaching this conclusion, the Company also considered the limited interest that had been expressed in submitting indicative bids, prior to the receipt of the Co-owners' offer, as it became clear that despite the measures described taken by ACE to solicit bids from a wide range of bidders, entities were reluctant to bid on minority owned interest in a nuclear facility where they would not obtain operating authority. (Tr. 2/17/00 at 37-48). As noted above, the Company had made substantial efforts to promote a competitive bid process for the sale of its interest in the Nuclear Assets.

Based on the foregoing, and considering the unique nature of the Company's minority ownership in its nuclear generating assets, the Board believes that the Company's sale process was consistent with the intent of the Board's Auction Standards for the sale of its interest in its Nuclear Assets to promote a competitive process to maximize value for customers. The Board FINDS that the Company made a reasonable attempt to promote a competitive bid process for these facilities, consistent with the terms of the Co-owners' agreement. We FIND that the Company's decision to discontinue the competitive bid process and accept the offer from Co-owners is not violative of the intent of the Auction Standards, recognizing that some of the Nuclear Assets are jointly owned, and that any transaction involving those jointly owned facilities must be both consistent with the joint ownership agreements, and with the existing contractual rights of the joint owners, and must also consider tax consequences, nuclear decommissioning trust funding, and other issues. While in the absence of actually completing the auction process, we will never be able to determine with 100% certainty whether any of the bids would have come in higher or lower than the price ultimately accepted by the Company, based on the record developed including the testimony presented at the hearing, we are persuaded by the Company's position that, because of the limited interest in the Company's minority interest in the Nuclear Assets and because of the Co- owners' first right of refusal, there was significant risk that ratepayers would have received less value had the auction been allowed to proceed to its conclusion, and that the Company's conclusion to stop the bid process and accept the Co-owners' offer was a reasonable one in light of the unique circumstances of this case. We CONCLUDE that the record in this matter supports the decision to terminate the auction process, and instead select the offer from the Co-owners to purchase the Company's interest in the Nuclear Assets.

As such, the Board HEREBY FINDS that the Company has complied with the requirement to submit the proposed sale of its interest in its nuclear generating assets to the Board for its review and approval, and that the Company has satisfactorily demonstrated substantial compliance with the Board- approved Auction Standards. In light of our finding that the Company has demonstrated substantial compliance with the Board approved Auction Standards, we also HEREBY WAIVE the advertising requirements as set forth in N.J.A.C. 14:1-5.6(b), as this requirement has been fulfilled by the Company's compliance with the aforementioned Auction Standards.

As noted above, the Company agreed to a purchase price of approximately $11.3 million, subject to certain adjustments at closing. The RPA, in its initial comments, argues that the Company has contracted to sell its interest in its nuclear facilities at a price far below the administrative estimates of the worth of the interest in its Nuclear Assets developed during the stranded costs proceedings, including even the Company's own earlier administrative estimates of the units' worth. The RPA argues that the sale either should be rejected as not in the public interest, or the Board should disallow all stranded costs above the administrative estimate of stranded costs proffered by the Company in the stranded costs proceedings. The RPA argues that the Company has an obligation to maximize the market value of its generating assets, and its New Jersey ratepayers should be no worse off as a result of the divestiture sale then they would have been if the assets were not sold.

The RPA further argues that this concern is compounded by the fact that the Company did not complete the competitive bid process, and instead aborted the auction process in order to enter into sales negotiations with the purchasers, who are Co-owners of the nuclear facilities, and that the sales price does not 'reflect the full market value' of the generating assets. The RPA asserts that instead of operating to mitigate the Company's stranded costs, the net result of the low sales price is to increase stranded costs.

While we agree with the RPA that the Company has an obligation to maximize, to the best of its ability, the market price of its interest in its nuclear generating assets in order to minimize its stranded costs, the Board believes that, based on the unique facts and circumstances of this case, it is insufficient to judge the final sale price simply on the basis of a comparison with the earlier administrative estimates of the units' worth. We recognize that administrative estimates are based on assumptions of future market prices and conditions, plant operating performance, O&M and capital costs, etc. for a specific unit, and we continue to believe that such estimates are instructive and appropriate for use where there has not been an actual sale of the unit, such as was the case in I/M/O Public Service Electric and Gas Company's Rate Unbundling Stranded Costs and Restructuring Filings, supra. However, in this case, where there is an actual market sale of that unit after the undertaking of an auction process for the specific facilities, in our view, the actual sale price should be given significant weight, as it represents the fair market value that a prospective buyer is willing to pay for that specific asset(s) at a specific instant in time based upon the prospective buyer's assessment of the value of the assets, as well as the prospective buyer's unique position in the market, its forecast of the future, its corporate strategy, and optimism. Further, in this case, the operational risks of the units are transferred to the purchaser as of the date of closing. This transfer of risk is particularly significant in the case of the nuclear generating facilities, which have historically experienced substantial performance and cost uncertainty. Additionally, the purchasers are assuming all of the responsibility and risk associated with unforeseen escalation in the cost of decommissioning of the plant. In sum, given the facts and circumstances of this transaction, the Board believes that, in this case, it is more appropriate to rely upon the actual market-determined sale price of these assets rather than the earlier administrative estimates.

Additionally, the record developed in this case suggests that there has not been much market interest in the purchase of nuclear generating assets, and that the few nuclear units that have been or are being sold have fetched a consistently modest price. In particular, the Company's response to Staff discovery request S-NS-1, indicates that the total purchase price, as well as the price per KW, appears to compare favorably to other sales for relatively similar size and age nuclear plants. While such a comparable approach is imperfect and not, in and of itself, dispositive of the instant issue, it does give us additional comfort that the sale price is not unreasonable.

Based upon all of the foregoing factors, the Board concludes that the sale of the Company's interest in its nuclear generating assets to PSEG Power and PECO reflects the full market value of the assets. In addition, the Board FINDS that the sale is beneficial to customers in that it transfers to PSEG Power and PECO all future operating, fuel disposal and nuclear decommissioning risk that the Company and its ratepayers would otherwise be exposed to in the future. Therefore, the sale of the Company's interest Nuclear Assets for approximately $11.3 million to PSEG Power and PECO is HEREBY APPROVED pursuant to N.J.S.A. 48:3-7.

In addition, as part of the term of the PSA, the Company will transfer the decommissioning trust fund balances that are in various funds established the Company for each of the nuclear generating units being sold. Provisions in the PSAs require that these balances are to be transferred to the Purchasers in the same proportion as the transfer of the Nuclear Assets themselves (i.e., one-half of the Company's balance for Peach Bottom will be transferred to PECO and one-half to PSEG Power, while all of the balances associated with Salem and Hope Creek will be transferred to PSEG Power). As indicated above, the purchasers will assume all future nuclear decommissioning risk and future nuclear decommissioning costs for these nuclear facilities, whereas of the closing of this sale, the Company's ratepayers will no longer be responsible for nuclear decommissioning costs in their rates. Pursuant to the Company's request in this filing, under the PSA that the nuclear decommissioning trust fund balances be transferred to the Purchasers, the Board HEREBY AUTHORIZES the transfer of the nuclear decommissioning trust fund balances to the Purchasers upon closing of the sale.

In addition, as part of the amended filing, the Company is seeking approval of the FSLO entered into by the Company and PSEG Energy Resources and Trade, LLC. The FSLO provides that for the months of June, July and August all in the year 2000, the Company will have the financial hedge listed below, as well as the purchase of unforced capacity credits from PSEG Energy Resources and Trade, LLC, for the Company's share of the net energy output of its interest in its nuclear generating assets, as well as 372 MWs of unforced capacity credits as defined by
PJM:

ENERGY:
Month          Price     Quantity
June (2000)    $40.00    252,000 MWHrs.
July (2000)    $60.00    260,400 MWHrs.
August (2000)  $55.00    260,400 MWHrs.
Capacity:
Month          Price     Quantity
June (2000)    $60.00    372 MWs
July (2000)    $60.00    372 MWs
August (2000)  $60.00    372 MWs

These energy and capacity prices that are specified in the FSLO will provide considerable benefit to the Company's customers during the upcoming summer months, since they will help insulate the Company from anticipated price spikes that may occur from time-to-time as it serves basic generation customers, and which otherwise could ultimately impact the Company's deferred balances which has the potential to be passed on to customers. However, the Board again emphasizes that, as stated in its July 15, 1999 Summary Order, the Company has not been granted an 'absolute right' to recover its 'Deferred Costs' balance and such purchase power replacement costs associated with sale of its interest in its Nuclear Assets for the purposes of serving BGS customers are, and shall continue to be, subject to Board review of the prudence and reasonableness of the Company's actions and resultant costs. Accordingly, with that caveat, the Board HEREBY APPROVES the FSLO entered into by the Company with PSEG Energy Resources and Trade, LLC, to be in the public interest, in accordance with applicable law.

Further, based on the foregoing, the Board concludes that the Company has satisfactorily complied with the provisions of subsections 11(b) and 11(c) of the Act. As indicated above, we FIND the Company's divestiture process is consistent with the intent of the Board's Auction Standards as required in subsection 11(b) of the Act. Further, based on our review of the record, we FIND that the sale of Company's interest in its Nuclear Assets to PSEG Power and PECO reflects the full market value of the assets; is in the best interest of the Company's customers; will not jeopardize reliability; will not result in undue market control by PSEG Power and PECO in the generation market; complies with the Board's Auction Standards; and fully and adequately addresses the employee related standards addressed in the Act. As such, the Board HEREBY FINDS that the sale process selecting PSEG Power and PECO as the purchasers of the Company's minority interest of its nuclear generating assets is reasonable in light of the specific facts of this case and complies with the provisions set forth in sub-sections 11(b) and 11(c) of the Act for the divestiture of a utility's generation assets.

In addition, consistent with the Board's prior Orders relating to the sale of a utility's generating assets, the Board HEREBY DIRECTS the Company to file for a letter ruling with the IRS regarding the treatment of the federal income tax benefits associated with the divested assets, such as the Investment Tax Credit ('ITC'), Excess Deferred Income Taxes ('EDIT') associated with changes in the corporate tax rate, and Accumulated Deferred Income Taxes ('ADIT ') associated with timing differences between tax and book accounting, namely, timing differences associated with accelerated tax depreciation. If favorable, the requested ruling, which could be based on the arguments advanced in a similar request ordered by the Connecticut Department of Utility Control in connection with the divestiture of United Illuminating Company's Bridgeport Harbor and New Haven Harbor generating stations, would allow the benefits associated with the remaining balances of deferred income and investment tax credits to continue to flow through to ratepayers. Thus, the Board HEREBY ORDERS the Company to file for a private letter ruling with the IRS regarding these tax issues and accordingly, our final determination of the net proceeds and stranded costs (the post-closing true-up proposed by the Company on page 26 of the Petition) shall await the outcome of this ruling.

In both its initial and reply comments, the Ratepayer Advocate urged the Board to direct the Company to eliminate the annual provision for nuclear decommissioning costs of $6.4 million currently included in its Societal Benefits Charge in recognition of the fact that the ratepayers' obligation to fund such costs will cease as of the closing date. In reply, the Company argued that the SBC should be left unchanged, thereby allowing that portion of the SBC to potentially fund other programs and initiatives that might be included in the SBC in the future.

The Board notes that, in either case, the Company's overall rates would not change during the four year transition period and thus the revenues 'freed up' by the cessation of decommissioning funding would either serve to reduce the SBC deferral if the SBC were left unchanged, or the Basic Generation Service, Net Non-Utility Generation Charge ('NNC') or Market Transition Charge ('MTC') deferral in the event the SBC were reduced. For that reason, we will allow the Company to maintain the SBC at its current level, recognizing that interest will be accrued on any over-recovered balance that may result, and that the full over-recovered balance with applicable interest shall be applied for the benefit of ratepayers in a manner to be determined by the Board at a future date and shall be netted against all other deferrals for purposes of applying the threshold tests included in paragraphs 27 through 29 of the Stipulation of Settlement, [FN15] as modified by the Board's Summary Order.

Finally, the Company maintains that, as a condition to closing of the purchase by PSEG Power and PECO of the Company's interest in its Nuclear Assets, as well as Delmarva's interest in its Nuclear Assets, PSEG Power and PECO must qualify as an exempt wholesale generator, [FN16] which will exempt PSEG Power and PECO from regulation under PUHCA. Under Section 32 of PUHCA, certain generators of electricity may apply to the FERC to qualify for EWG status. In order for the divested portions of the Hope Creek, Salem and Peach Bottom nuclear generating facilities to be considered eligible facilities by FERC under Section 32 of
PUHCA:

     (c) ...every State commission having jurisdiction over any such rate or charge must make specific determination that allowing such facility to be an eligible facility (1) will benefit consumers, (2) is in the public interest, and
(3) does not violate State law; [p]rovided, [t]hat in the case Gf such a rate or charge which is a rate or charge of an affiliate of a registered holding company:

     (A) such determination with respect to the facility in question shall be required from every State Commission having jurisdiction over the retail rates and charges of the affiliates of such registered holding company... .[15 U.S.C.
s 79z-5a(c)].

Because Conectiv is a registered holding company under PUHCA and rates for electric energy produced by the Hope Creek, Salem and Peach Bottom nuclear generating facilities were in effect under New Jersey law, in addition to every state that has jurisdiction over the retail rates and charges of the affiliates of Conectiv as of October 24, 1992 (the date of the enactment of Section 32 of PUHCA), each State commission having jurisdiction over the retail charges of the affiliates of Conectiv must make such determination with respect to all of the generating facilities being sold by Conectiv, regardless of the particular Conectiv affiliate owning such plants. Petitions will be filed with the Federal Energy Regulatory Commission ('FERC') and the Nuclear Regulatory Commission ('NRC') by Conectiv seeking authorization for the sale of its interest in the Hope Creek, Salem and Peach Bottom nuclear generating facilities insofar as such transactions are subject to the jurisdiction of that agency.

Having reviewed the Company's submission in this matter, it appears that the sale of the Company's and Delmarva's interest in the Hope Creek, Salem and Peach Bottom nuclear generating facilities will not adversely affect either the availability or reliability of electric supply to Conectiv's customers, and that the reasonable divestiture of the Company's and Delmarva's interest in Hope Creek, Salem and Peach Bottom nuclear generating facilities should enhance the availability of competitive energy supplies for the Conectiv's customers within PJM.

As noted above, consistent with our above findings, and based on our review of the market power study provided by the Company, it does not appear that this transaction raises any significant generation or transmission market power issues within the State of New Jersey or the PJM. Nevertheless, the Board, in conjunction with the PJM LLC will closely monitor the potential for exercise of generation or transmission market power issues.

Therefore, for the reasons stated, the Board HEREBY FINDS that allowing the divested portions of the Hope Creek, Salem and Peach Bottom nuclear generating facilities to become eligible facilities pursuant to section 32 of PUHCA will benefit New Jersey consumers, is in the public interest and does not violate State law.

With regard to the Company's request that the Board make a finding that it may recover the eligible stranded costs associated with the Nuclear Assets, the Board will issue a separate order under this docket that will address the issue of eligible stranded costs associated with the Nuclear Assets, as well as the loss on reacquired debt.

With regard to the Company's request as part of this petition that the Board make a finding that it may recover the total amount of stranded costs associated with the Nuclear Assets through the issuance of transition bonds, the Board will reserve its decision regarding the amount, if any, eligible for securitization until a later date after the Company's sale of its fossil assets [FN17] has been evaluated and considered by the Board. We wish to emphasize, however that, consistent with subsection 14(c)(1) of EDECA, N.J.S.A. 48:3-62(c)(1), in no event will the securitizable amount exceed 75% of the total amount of ACE's recovery-eligible utility generation plant stranded costs as determined by the Board in accordance with section 13 of the Act.

The Board in approving the sale of the Company's interest in its Nuclear Assets shall reserve judgment as to a final determination with respect to the net divestiture proceeds, including the Company's treatment of the federal income tax benefits associated with the divested assets, and we HEREBY DIRECT the Company to: 1) file with the Board within 15 days of the closing date of the asset sale proof of closing and the net transaction cost; and 2) subsequently, the Company shall advise the Board upon receipt by the Company of a private letter ruling from the IRS regarding the treatment of the federal income tax benefits associated with the divested assets, and the Company shall within 30 days of receipt of such a ruling make a compliance filing with the Board which shall include a final proposed determination of the net divestiture proceeds, based upon actual results of the closing of the asset sale.

DATED: July 21, 2000

Atlantic City Electric Company (ACE) Proposed Sale of its Interest in its Nuclear Generation Assets Docket No. EM99110870

SERVICE LIST

     George Riepe, Acting Director Division of Energy Board of Public Utilities Two Gateway Center Newark, NJ 07102
     Frank Perrotti Division of Energy Board of Public Utilities Two Gateway Center Newark, NJ 07102
     Larry Gentieu Division of Energy Board of Public Utilities Two Gateway Center Newark, NJ 07102
     Helene Wallenstein, DAG Department of Law & Public Safety Division of Law 124 Halsey Street P.O. Box45029 Newark, NJ 07101
     Elise Goldblat, SDAG Department of Law & Public Safety Division of Law 124 Halsey Street P.O. Box 45029 Newark, NJ 07101
     Blossom A. Peretz, Director Division of the Ratepayer Advocate 31 Clinton Street, 11th Fl. P.O. Box 46005 Newark, NJ 07101
     Greg Eisenstark, Esq. Division of the Ratepayer Advocate 31 Clinton Street, 11th Fl. P.O. Box 46005 Newark, NJ 07101
     Stephen B. Genzer, Esq. LeBoeuf, Lamb, Greene & MacRae, LLP One Rivermont Plaza Newark, NJ 07102-5490
     Mark Mucci, Esq. LeBoeuf, Lamb, Greene & MacRae, LLP One Riverfront Plaza Newark, NJ 07102-5490
     Larry Bainter Conectiv 800 King Street P.O. Box 231 Wilimington, Delaware 19899
     Randall V. Griffin, Esq. Conectiv 800 King Street P.O. Box 231 Wilimington, Delaware 19899
     LWayne Barndt Conectiv 800 King Street P.O. Box 231 Box 231 Wilimington, Delaware 19899

                                    FOOTNOTES

FN1 The Company owns five percent of Hope Creek, 7.41 percent of Salem, and 7.51 percent of Peach Bottom.

FN2 Conectiv is the parent company of the Atlantic City Electric Company, serving southern New Jersey and Delmarva-Power & Light Company, an electric utility serving portions of Delaware, Maryland and Virginia.

FN3 In the Matter of the Request of the Company City Electric Company for the Establishment of Auction Standards for the Sale of Certain Generating Units, BPU Docket Nos. EM99080605 (non-Nuclear Assets) and EM99080606 (Nuclear Assets), Order Adopting Auction Standards, (January 4, 2000).

FN4 The CD-ROM included data relating to the Nuclear Assets as part of this sale.

FN5 By Final Order dated August 24, 1999, the BPU approved the transfer of PSE&G's generating assets, including PSE&G's 42.4% interest in Peach Bottom, 42.59% of Salem and 95% of Hope Creek, along with various rights and liabilities associated therewithin to Genco. I/M/O Public Service Electric and Gas Company's Rate Unbundling, Stranded Costs, and Restructuring Filing, BPU Docket Nos. EO97070461, EO97070462, EO97070463, dated August 24, 1999, affirmed I/M/O Public
Service Electric and Gas Company's Rate Unbundling, Stranded Costs, and Restructuring Filing, 330 N.J. Super. 65 (App. Div. 2000), certif. granted July 14, 2000, Docket No. 49690.

FN6 PECO owns 42.49% of Peach Bottom and 42.59% of Salem.

FN7 The Company indicates that it did actually receive one indicative bid early, and based on the terms of the agreement with Co-owners elected not to open the bid and returned the bid, unopened, to the entity submitting the bid.

FN8 Attached to its Petition, the Company provided copies of the executed PSAs to the Board. See Petitioner's Exhibit P-1, Exhibit A (Hope Creek PSA), Exhibit B (Salem PSA), and Exhibit C (Peach Bottom PSA).

FN9 The purchase price is allocated as follows: $4.1 million for Salem, $2.1 million for Hope Creek, and $5.1 million for Peach Bottom.

FN10 Pursuant to the PSAs, adjustments will be made to the purchase price for various items including: nuclear fuel supplies; taxes; insurance premiums; utility charges; spent nuclear fuel fees; and Department of Energy Decommissioning and Decontamination fees.

FN11 In the Matter of the Petition of Atlantic City Electric Company Regarding the Sale of Nuclear Assets, BPU Docket No. EM99110870, Scheduling Order, (December 22, 1999).

FN12 In The Matter of the Petition of Atlantic City Electric Company For Approval of a Request For Proposals, Authorization of a Competitive Procurement and To Enter Into a Contract For Basic Generation Service Supply, Docket No. EM00030156.

FN13 I/M/O Atlantic City Electric Company's Rate Unbundling, Stranded Costs and Restructuring Filing, Docket Nos. EO9707455, EO9707456, EO9707457, dated July 15, 1999.

FN14 In The Matter of the Petition of Atlantic City Electric Company For Approval of a Request For Proposals, Authorization of a Competitive Procurement and To Enter Into a Contract For Basic Generation Service Supply, Docket No. EM00030156.

FN15 I/M/O Atlantic City Electric Company's Rate Unbundling, Stranded Costs and Restructuring Filing, Docket Nos. EO9707455, EO9707456, EO9707457, filed June 9, 1999.

FN16 Section 32(a) of PUHCA defines an EWG as 'any person determined by the [FERC] to be engaged directly, or indirectly through one or more affiliates ..., and exclusively in the business of owning or operating, or both owning and operating, all or part of one or more eligible facilities and selling electric energy at wholesale... .'

FN17 I/M/O the Petition of Atlantic City Electric Company Regarding the of Certain Fossil Generation Assets, Docket No. EM00020106.